Exhibit 99.2

1 2Q23 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 2Q23 Financials 02 Q&A 03 01 Key Highlights A ppendix 04

1 Key Highlights

5 1 2 4 8 11 15 25 65 126 202 409 660 815 946 1,024 Notes: 1 Annualized Retail Take Rate. 2 – Annualized Return on Average Equity. IPO 2019 2022 2021 2020 2Q 2023 2009 Client Assets R$ Billions We Continue Winning Market Share Profitably + 30 % CAGR Since IPO 2Q23 Results R$ 3.7 Bn Gross Revenue +3% YoY R$ 968 Mn EBT +12% YoY R$ 977 Mn Net Income +7% YoY R$ 1.0 Tr Client Assets +21% YoY 22.0 % ROAE² +334 bps QoQ R$ 1.83 Diluted EPS +24% QoQ 1.30 % Retail Take Rate¹ +9 bps QoQ

6 Market Trends & Our Profitability Improved in 2Q23 Overview Market • Strong Fixed Income Volumes • Pick - up in Equities Momentum – Follow - on Window Opening in Late June • Easing Cycle Could Create Tailwinds Profitability • Continue to Gain Operating Margin Leverage – 123 bps EBT Margin Improvement (QoQ) – 213 bps Net Margin Improvement (QoQ) • Focus on ROE Growth Over the Next Years

Positive Momentum in Operating Trends …

XP Inc.

Client Assets (R$ bn)


817
789
815
873
846
925
946
954
1,024
2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23

R$ 1.0 Trillion

+21% YoY

Active Clients (mn)


3.1
3.3
3.4
3.5
3.6
3.8
3.9
4.0
4.0
2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23

4.0 Million

+47,000 Net Additions

IFAs (000s)


8.9
9.6
10.3
10.7
11.3
11.6
12.3
13.0
14.1
2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23

14,100

+1,134 Net Additions

7

..Driving Recovery in Financial Results

XP Inc.

Gross Revenue (R$ mn)


3,200
3,368
3,447
3,270
3,618
3,811
3,337
3,326
3,728
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

R$ 3.7 Billion

+3% YoY

EBT (R$ mn)


1,002
908
1,121
856
867
983
738
816
968
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

R$ 968 Million

+12% YoY

Net Income (R$ mn)


931
936
991
854
913
1,031
783
796
977
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

R$ 977 Million

+7% YoY

8

9 Key Quarter Updates New Verticals Modal Acquisition • New Verticals Continue to Grow Rapidly – Diversifying our business – Contributed 11% of Total Revenue in 2Q23 • Transaction Closed on July 1 st – Will be incorporated into 3Q23 Results – Integration focus on unlocking benefits from: o Increased scale and pricing power o Client experience and revenue synergies We Continued To Make Progress Across Strategic Initiatives

Strategy Tracker

XP Inc.

	Leadership in Investments	Superior Product Offerings	Client Focus
Long-Term Strategy	Absolute Leadership in Core Business	Grow with Our Clients' Needs	Premier Service with Unique Value
2Q23 Performance	✓ **Significant Increase in Client Assets** (surpassing R$ 1.0 trillion) ✓ **Strongest New IFA signings since IPO**	✓ **Awarded *Best Credit Card in Brazil*** (by Melhores Cartões Ranking) ✓ **New Card Features** – Travel Platform within App, with Investback Turbo	✓ **NPS Score at 76** (+6 Points QoQ) ✓ **XP Remains at the Top of the Industry**

10

2 2Q23 Financials

12 Gross Revenue Gross Revenue Breakdown (R$ mn) Gross Revenue Breakdown (%) 2,307 2,673 2,629 2,549 2,569 2,892 548 436 577 357 332 385 249 335 436 275 266 283 166 173 170 156 158 167 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3,270 3,618 3,811 3,337 3,326 3,728 Retail Institutional Corporate & Issuer Services Other 71% 74% 69% 76% 77% 78% 17% 12% 15% 11% 10% 10% 8% 9% 11% 8% 8% 8% 5% 5% 4% 5% 5% 4% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 Retail Institutional Corporate & Issuer Services Other +12% QoQ growth in Gross Revenue Driven by Retail Growth

13 Retail Revenue – Core Retail Revenue Breakdown – Core (in R$ mn) Sequential Improvement in Fixed Income & Funds …Combined with a Stabilization in Equities 1,098 1,063 1,120 995 1,069 1,064 425 580 489 393 332 578 268 398 282 311 313 341 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 1,791 2,040 1,890 1,699 1,715 1,982 Equities Fixed Income Funds Platform +74% QoQ Growth in Fixed Income

14 Retail Revenue – New Verticals All New Vertical Products Continued to Grow …With Cards & Insurance Performing Well in 2Q23 Retail Revenue Breakdown – New Verticals (in R$ mn) 74 81 85 93 87 87 97 116 146 234 204 232 35 38 40 47 41 44 23 23 21 31 32 36 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 228 258 291 406 364 398 Retirement Plans Cards Credit Insurance +100% YoY Growth in Cards Revenue

15 Core Retail vs. New Verticals Revenue Notes: 1 – Includes Equities, Fixed Income and Funds Revenue. 2 - Includes Retirement Funds, Cards, Insurance and Credit Revenue . + 67 % New Verticals Continue to Help Offset Market Slowdown … And May Provide Upside as the Market Recovers 5,426 8,309 7,287 571 1,460 780 914 1,892 194 2020 2021 2Q23 LTM 6,401 9,793 10,638 Revenue R$ Millions + 156 % Core¹ New Verticals² Other

16 Sales, General & Administrative Expenses (SG&A)¹ Notes: 1 – Excludes Revenue from incentives from Tesouro Direto , B3 and others. 899 1,094 1,057 892 760 899 355 375 444 485 285 347 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 1,255 1,469 1,501 1,377 1,045 1,246 People Non - people R$2.3 Billion in SG&A 1 in 1H23 SG&A¹ Expenses Remain Under Control ...Reinforcing the Annual Guidance of R$5 to 5.5 billion SG&A¹ R$ Millions

17 Efficiency & Compensation Ratios Notes: 1 – Calculated as SG&A ex - revenue from incentives from Tesouro Direto , B3, and others divided by Net Revenue. 2 – Calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue Compensation Ratio 2 LTM % Efficiency Ratio 1 LTM % 38.7% 38.4% 41.5% 42.0% 40.4% 38.3% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 27.4% 29.8% 29.5% 28.5% 26.8% 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 We Remain Disciplined in Our Cost Controls … Improving Our Efficiency & Compensation Ratios

18 Earning Before Taxes (EBT) + 12% + 198 bps 867 816 968 2Q22 1Q23 2Q23 EBT Margin % EBT R$ millions 25.3% 26.0% 27.3% 2Q22 1Q23 2Q23 We Achieved Significant Margin improvement … Driven By Improving Operating Leverage

19 Net Income + 7% + 91 bps 913 796 977 2Q22 1Q23 2Q23 Net Margin % Net Income R$ millions 26.6% 25.4% 27.5% 2Q22 1Q23 2Q23 Top - Line Growth & Operating Leverage … Combined to Generate In - Line Profit Growth

20 Annualized Return on Average Equity + 334 bps QoQ 22.8% 22.9% 24.4% 18.1% 18.7% 22.0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 Notes: 1 – Annualized Return on Average Equity. Focus on ROAE¹ Growth Over the Next Years... … Through both Earnings Growth and Capital Distributions ROAE¹ %

3 Q&A

4 Appendix

23 Non - GAAP Financial Information Adjusted Assets (from the factors listed below) reflects our business more realistically [B] Retirement Plans ▪ AUM from XP Vida & Previdência is accounted in both assets and liabilities [C] Float ▪ Uninvested cash from clients allocated in sovereign bonds Key factors inflating our balance sheet Simplified Balance Sheet (in R $ mn) Assets [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 230,781 50,907 15,451 164,423 Securities - Fair Value through P&L 99,280 50,907 - 48,373 Securities - Repos 15,786 - - 15,786 Securities - Fair Value through OCI 33,091 - 12,534 20,557 Securities - Trading & Intermediation 2,917 - 2,917 - Other Financial Instruments 33,008 - - 33,008 Other Assets 46,698 - - 46,698 Liabilities + Equity [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 230,781 50,907 15,451 164,423 Securities - Repos 34,623 - - 34,623 Other Finan. Liab. 40,800 - - 40,800 Pension Funds 50,907 50,907 - - Securities - Trading & Intermediation 15,451 - 15,451 - Other Liabilities & Equity 89,000 - - 89,000

24 Net Asset Value 24 (in R $ mn ) Adj. Gross Financial Assets NAV = Gross Debt - 2Q23 1Q23 Financial Assets 216,881 180,747 Securities & Derivatives 165,380 139,577 Loans 24,088 23,107 Repos 15,786 11,830 Other 11,628 6,233 (-) Financial Liabilities (185,632) (149,313) (-) Retirement Plans Liabilities (50,907) (47,806) (-) Market Funding Operations (46,307) (40,750) (-) Repos (34,623) (25,921) (-) Securities & Derivatives (40,800) (26,545) (-) Other (12,995) (8,290) (-) Float (12,534) (12,662) (=) Adjusted Gross Financial Assets 18,715 18,772

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